Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Reporting Issuer

B2Gold Corp. (“B2Gold”)

Suite 3400, Park Place

666 Burrard Street

Vancouver, British Columbia V6C 2X8

Item 2	Date of Material Change

February 12, 2023

Item 3	News Release

A news release dated February 13, 2023 was disseminated through the facilities of GlobeNewswire and filed with the applicable securities regulatory authorities.

Item 4	Summary of Material Change

On February 12, 2023, B2Gold and Sabina Gold & Silver Corp. (“Sabina”) entered into a definitive agreement (the “Agreement”) pursuant to which B2Gold agreed to acquire all of the issued and outstanding shares of Sabina.

Item 5	Full Description of Material Change

On February 12, 2023, B2Gold and Sabina entered into the Agreement pursuant to which B2Gold agreed to acquire all of the issued and outstanding shares of Sabina (the “Transaction”).

The Transaction will result in B2Gold acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre (“km”) belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. B2Gold has strong northern construction expertise and experience to deliver the fully permitted Goose project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

Under the terms of the Transaction, B2Gold will issue 0.3867 (the “Exchange Ratio”) of a common share of B2Gold (each whole share, a “B2Gold Share”) for each Sabina common share (“Sabina Share”) held, representing consideration of C$1.87 per Sabina Share on a fully-diluted basis and a total equity value for Sabina of approximately C$1.1 billion based on the closing price of B2Gold on the Toronto Stock Exchange (“TSX”) as of February 10, 2023. The consideration implies a premium of 45% to the 20-day volume weighted average prices (“VWAP”) of each of B2Gold and Sabina on the TSX as of February 10, 2023. Furthermore, the consideration implies a premium of 45% to the closing price of Sabina on the TSX as of February 2, 2023, the date the non-binding letter of intent was signed.

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The Transaction will be implemented by way of a court-approved Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Upon completion of the Arrangement, existing B2Gold shareholders and former Sabina shareholders will own approximately 83% and 17%, respectively, of the outstanding B2Gold Shares.

Under the terms of the Transaction, all outstanding Sabina stock options will be exchanged for B2Gold stock options based on the Exchange Ratio.

The Transaction will require approval by 66 2/3% of the votes cast by Sabina shareholders at a special meeting expected to be held in April 2023.

The B2Gold Board of Directors has unanimously approved the Transaction. The Sabina Board of Directors of Sabina have unanimously approved the Transaction, with Sabina directors recommending that Sabina shareholders vote in favour of the Transaction.

Each of the directors and senior officers of Sabina, representing in aggregate approximately 1% of the issued and outstanding Sabina Shares, have entered into voting support agreements with B2Gold and have agreed to vote in favour of the Transaction at the special meeting of shareholders of Sabina to be held to consider the Transaction.

In addition to Sabina shareholder approval, the Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions. Subject to the satisfaction of these conditions, B2Gold and Sabina expect that the Transaction will be completed in the second quarter of 2023.

B2Gold and Sabina have provided representations and warranties customary for a transaction of this nature as well as customary interim period covenants regarding the operation of their respective businesses in the ordinary course. The Agreement also provides for customary deal-protection measures, including non-solicitation covenants on the part of Sabina and a right to match in favour of B2Gold. Sabina may, under certain circumstances, terminate the Agreement in favour of an unsolicited superior proposal, subject to a termination payment by Sabina to B2Gold.

Further information regarding the Transaction will be contained in an information circular that Sabina will prepare, file and mail in due course to its shareholders in connection with the Sabina special meeting.

Details regarding these and other terms of the transaction are set out in the Agreement, which will be available under each of B2Gold’s and Sabina’s profile on SEDAR at www.sedar.com.

None of the securities to be issued pursuant to the Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

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Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

The name and business number of the executive officer of B2Gold who is knowledgeable of the material change and this report is:

Randall Chatwin, Senior Vice President, Legal & Corporate Communications
604 681 8371

Item 9	Date of Report

This material change report is dated February 21, 2023

Disclaimer concerning forward-looking statements

This material change report includes certain "forward-looking information" and "forward-looking statements" (collectively “forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: the consummation and timing of the Transaction; the strengths, characteristics and potential of the post-Transaction B2Gold, assuming consummation of the Transaction upon the terms of the Agreement, including the Arrangement; timing, receipt and anticipated effects of applicable shareholder, and court and regulatory approvals.

All statements in this material change report that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's or Sabina’s control, including risks associated with or related to: the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed Transaction, or the risk that the anticipated benefits of the proposed Transaction may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement; the risk that the proposed Transaction will not be consummated within the expected time period, or at all; the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; worldwide economic and political disruptions as a result of current macroeconomic conditions or the ongoing conflict between Russia and Ukraine; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates contained herein, or in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's and Sabina’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's and Sabina’s reputation; risks affecting Calibre having an impact on the value of the B2Gold’s investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"), as well as under the heading “Risk Factors” in Sabina’s most recent Annual Information Form which may be viewed at www.sedar.com. The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: B2Gold’s and Sabina’s ability to achieve timely satisfaction of conditions precedent to the Transaction, including with respect to key regulatory and shareholder approvals; B2Gold's and Sabina’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.